UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PERDIGÃO S.A.

(Exact name of registrant as specified in its charter)

FEDERATIVE REPUBLIC OF BRAZIL	NOT APPLICABLE
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

760, Avenida Escola Politécnica, Jaguaré 05350-000 São Paulo, SP, Brazil

(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common shares, without par value	The New York Stock Exchange*

American Depositary Shares (as evidenced by American Depositary Receipts), each representing two shares of common stock	The New York Stock Exchange

*Not for trading purposes, but only in connection with the registration on The New York Stock Exchange of American Depositary Shares representing those common shares.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: 1-15148 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

(Title of class)

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Set forth below is a summary of the material terms of provisions of our common shares, including related provisions of our bylaws, Brazilian Corporation Law and the rules and regulations of the CVM regarding management, reporting and disclosure requirements, and other corporate matters.

This description does not purport to be complete and is qualified by reference to our bylaws, Brazilian Corporation Law, the rules and regulations of CVM and the rules of the Novo Mercado.

Unless otherwise indicated or the context otherwise requires, all references in this description to “we”, “our”, “ours”, “us”, the “Company” or similar terms refer to Perdigão S.A. and its consolidated subsidiaries.

Capital Stock

As of March 8, 2006 our share capital corresponded to R$ 800,000,000.00 all of which fully subscribed and paid in, comprising 15,471,957 common shares and 29,180,427 preferred shares, all with no par value.

At a shareholders meeting held on March 8, 2006 and a special meeting of holders of our preferred shares, held on that same date, our shareholders, among other things, approved: (i) the conversion of all of our preferred shares into common shares, on a 1-to-1 basis; (ii) the 1-to-3 stock split of our capital stock; (iii) the Company’s adherence to the Novo Mercado rules and the transfer of trading of the shares issued by the Company to the Novo Mercado; and (iv) amendments to our bylaws. Such decisions, including our new bylaws, will come into effect on April 12, 2006.

In order to join the Novo Mercado, we will enter into the Novo Mercado Participation Agreement with the BOVESPA. Through this agreement, which will become effective on April 12, 2006, we will be required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, our shares will be traded on the Novo Mercado segment of the BOVESPA.

After the conversion of the preferred shares into common shares and the subsequent split of the common shares on April 12, 2006, as approved by our shareholders on March 8, 2006, our share capital was comprised of 133,957,152 common shares, all with no par value. Under our bylaws, our board of directors may increase our share capital up to the limit of our authorized share capital by issuing up to 180,000,000 common shares without seeking specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ meeting. Pursuant to the Novo Mercado Regulations, we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights. Therefore, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

This section is based on the Company’s new bylaws, approved at the shareholders meeting held on March 8, 2006, which will become effective on April 12, 2006.

Rights of Common Shares

At our shareholders’ meetings, each share of common stock is generally empowered with one vote. Pursuant to our bylaws and our BOVESPA listing agreement in connection with the listing of our shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “— Payment of Dividends and Interest Attributable to Shareholders’ Equity” for a more complete description of payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by Brazilian Corporation Law. See “— Preemptive Rights.”

According to Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•                  the right to participate in the distribution of profits;

•              the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the Company;

•              preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian law described in “Preemptive rights;”

•              the right to inspect our management in accordance with the provisions of the Brazilian Corporation Law; and

•              the right to withdraw from the Company in the cases specified in Brazilian Corporation Law, which are described in “Withdrawal Rights.”

Meetings of Shareholders

Pursuant to Brazilian Corporation Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held within 120 days of the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting and to elect the members of our board of directors and fiscal council.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Pursuant to our bylaws and Brazilian Corporation Law, the following actions, among others, may be taken only at a shareholders’ meeting:

•                  amendment of our bylaws;

•              election and dismissal, at any time, of the members of our board of directors and fiscal council and approval of their aggregate compensation;

•                  approval of management accounts and our audited financial statements;

•              granting stock awards and approval of stock splits or reverse stock splits;

•              approval of stock option plans for our management and employees, as well as stock option plans for companies directly or indirectly controlled by us;

•              authorization of the issuance of debentures, except as established in paragraph 1 of article 59 of Brazilian Corporation Law;

•                  suspension of the rights of a shareholder;

•              approval, in accordance with the proposal submitted by our board of directors, of the distribution of our profits and payment of dividends;

•              acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for issuance of shares of our share capital;

•              approval of our transformation, merger, consolidation, spin-off or any dissolution or liquidation, and the appointment and dismissal of a liquidator and review of the reports prepared by the liquidator and by the fiscal council acting during our liquidation;

•              election of the liquidator, as well as the members of our fiscal council which shall be installed in the event of our liquidation;

•              authorization to delist from the Novo Mercado and to become a private company, as well as to retain a specialized firm to prepare a valuation report with respect to the value of our shares, in any such event; and

•              authorization to petition for bankruptcy or file a request for judicial or extra-judicial restructuring.

Quorum

As a general rule, Brazilian Corporation Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25% of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. In most cases, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:

•                  reduce the percentage of mandatory dividends;

•                  change our corporate purpose;

•                  consolidate with or merge the Company into another company;

•                  spin-off assets of the Company;

•                  approve our participation in a centralized group of companies;

•                  apply for cancellation of any voluntary liquidation;

•                  approve our dissolution; and

•                  approve the merger of all of our shares into another Brazilian company.

A quorum smaller than the quorum established by the Brazilian Corporation Law may be authorized by the CVM for a public company with widely traded and held stocks that has had at least half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

Elimination of or amendment to limit the shareholder’s rights under article 34 of our bylaws, which requires any shareholder who becomes the holder of 20% or more of our total capital stock to effect a public tender offer for all of our outstanding stock, is only permitted when approved by the majority of shareholders present at the shareholders’ meeting. For purposes of this approval, each shareholder will be entitled to one vote, irrespective of the amount of shares actually held by such shareholder. The shareholders that approve such elimination or amendment must launch a public tender offer in accordance with the rules established by article 34 of our bylaws.

Notice of our Shareholders’ Meeting

Under Brazilian Corporation Law, notice of each of our shareholders’ meetings must be published at least three times in the Diário Oficial de Sao Paulo, the official newspaper of the state of Sao Paulo, and in another widely circulated newspaper in the same state, which is currently a newspaper specialized in business matters called Valor Econômico. The first notice must be published at least 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on second call. However, pursuant to our bylaws, the shareholders’ meeting to approve our delisting from the Novo Mercado or a going private transaction must be called not less than 30 days prior to the meeting. In certain other circumstances, the CVM may require that the first notice be published not later than 30 days prior to the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of the extraordinary shareholders’ meeting so that the requesting shareholder may become familiar with and analyze the proposals to be voted upon at the meeting. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment.

Location of our Shareholders’ Meeting

Our shareholders’ meetings take place at our head offices in the city of São Paulo, state of Sao Paulo. Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur.

Who May Call our Shareholders’ Meetings

Our board of directors may call shareholders’ meetings. Shareholders’ meetings also may be called by:

•              any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date which it is required to do so under applicable law and our bylaws;

•              shareholders holding at least five percent of our shares, if our board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

•              shareholders holding at least five percent of our shares if our board of directors fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council;

•              our fiscal council, if one is created, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed; and

•              the chairman of our board of directors, within two days of a determination by the BOVESPA that the prices of our securities must be disclosed separately or regarding the suspension of trading of our shares on the Novo Mercado, due to our non-compliance with the Novo Mercado Regulations. All members of our board of directors must be replaced at such shareholders’ meeting.

Conditions of Admission

Our shareholders may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting, which proxy must be either a shareholder, a corporate officer, a lawyer or, in the case of a publicly traded company, such as the Company, a financial institution. An investment fund shareholder must be represented by its investment fund officer or a proxy.

Pursuant to our bylaws, shareholders attending a shareholders’ meeting must deliver, at least 5 days prior to the shareholders’ meeting, proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and, if necessary, a receipt issued by the custodian agent, a power of attorney (if the shareholder is represented by a third party) and/or an extract evidencing the holding of registered shares.

The shareholders that do not submit proof of their status as shareholders or who cannot provide the power of attorney (if the shareholder is represented by a third party) within at least 5 days hours prior to the shareholders’ meeting may be prevented from attending a shareholders’ meeting, to the extent there is no legal restriction to this provision of our bylaws. Any disputes relating to this provision of our bylaws may be submitted to arbitration conducted in accordance with the Novo Mercado rules.

Board of Directors

According to our bylaws, our board of directors consists of seven members and an equal number of alternates. The members of our board of directors are elected at the annual shareholders’ meeting for a period of two years, and may be reelected. Brazilian Corporation Law requires each director to hold at least one of our shares. At least 20% of such directors must be Independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors.

Pursuant to our bylaws, a shareholder that intends to nominate one or more members of our board of directors, other than the current members of the board of directors, must notify us in writing at least five days prior to the shareholders’ meeting at which the members of the board of directors will be elected, providing us with the name and resume of the candidate. In case we receive such a notification, we must disclose receipt and the contents of such notification (i) immediately, electronically, to CVM and BOVESPA; and (ii) through a press release to our shareholders, within not less than three days after receipt of such notification, considering only the days in which the newspapers generally used by us are published.

Pursuant to our bylaws, if a shareholder requests the adoption of the multiple vote system, as provided by Section 141, Paragraph One of the Brazilian Corporations Law, we must disclose receipt and the contents of such notification (i) immediately, electronically, to CVM and BOVESPA, and (ii) through a press release to our shareholders, within not more than two days after receipt of such notification, considering only the days in which the newspapers generally used by us are published.

Transactions in Which Directors Have a Conflict of Interest

Our bylaws contain a specific provision limiting the right of a director to vote on a proposal, arrangement or contract in which the director has an interest that conflicts with our interests. In addition, Brazilian Corporation Law prohibits a director or officer from:

•              performing any charitable act at our expense, except for such reasonable charitable acts for the benefit of employees or of the community in which we participate, upon approval by the board of directors or the executive officers;

•              by virtue of the director’s or officer’s position, receiving any type of direct or indirect personal advantage from third parties without authorization in our bylaws or from a shareholders’ meeting;

•              borrowing money or property from us or using our property, services or credits for the director’s or officer’s own benefit, for the benefit of a company in which the director or officer has an interest or of a third party, without the prior approval of the shareholders’ meeting or of our board of directors;

•              taking part in any corporate transaction in which the director or officer has an interest that conflicts with our interests, or in the decisions made by other directors or officers on the matter;

•              using, for its own benefit or for the benefit of third parties, commercial opportunities made known to it as a result of its participation in our management;

•              failing to exercise or protect our rights or, for the purposes of obtaining benefits for itself or third parties, missing business opportunities for us; and

•              purchasing, for resale, assets or rights known to be of interest to us or necessary for our activities.

Allocation of Net Profits and Distribution of Dividends

At each annual shareholders’ meeting, our board of executive officers and our board of directors is required to recommend how to allocate our net profits, if any, from the preceding fiscal year. This allocation is subject to deliberation by our shareholders.

Brazilian Corporation Law defines “net profits” for any fiscal year as net profits after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profits in such fiscal year. The Executive Board’s and our Board of Directors’ participation in our net profits, when allocated, can be in an amount approved by the shareholders’ meeting up to 10% of our profits, as adjusted as provided below, in such fiscal year.

Pursuant to Brazilian Corporation Law, net profits of any given fiscal year may be allocated to profit reserves and to distribution to shareholders as dividends.

Profit Reserve Accounts

Our profit reserve account is comprised of legal reserve, mandatory minimum dividend, reserve for capital increase and expansion reserve.

Legal Reserve. Under Brazilian Corporation Law and our bylaws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our share capital. The amount of our legal reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. At December 31, 2005, we had a legal reserve of R$ 40.3 million.

Mandatory Minimum Dividend. Under [Brazilian Corporation Law] and our bylaws, we must allocate a specified percentage of our net income as a mandatory minimum dividend, as adjusted in accordance with Section 202 of the Brazilian Corporation Law, to be paid with respect to all shares of our capital stock. Our bylaws establish the minimum percentage at 25% of net profits stated in our financial statements, as that amount may be adjusted in accordance with Brazilian Corporation Law. The mandatory dividend may be made in the form of dividends or interest attributable to shareholders’ equity, which may be deducted by us in calculating our income and social contribution obligations.

Statutory Reserve. Under Brazilian Corporation Law, our bylaws may create reserves provided that the purpose of the reserve is determined along with the allocation criteria and the maximum amount to be maintained in it. Our bylaws provide for two corporate reserves:

•                  Reserves for increases in capital. 20% of our adjusted net profits for each fiscal year should be allocated to the reserves for increases in capital until the aggregate amount in such reserve equals 20% of our capital stock. At December 31, 2005 we had R$ 72.2 million in our reserves for increases in capital.

•                  Expansion reserves. Under our bylaws, shareholders’ meetings may decide to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our capital stock. This reserve is intended to minimize the effects of a decrease in our working capital. At December 31, 2005 the balance of our statutory reserve was R$ 313.5 million.

The balance of the profit reserve accounts may not exceed our stock capital. If this happens, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed stock capital or to distribute dividends.

Payment of Dividends and Interest Attributable to Shareholders’ Equity

The bylaws of a Brazilian company must specify a minimum percentage of profit available for distribution, which must be paid to shareholders as mandatory dividends or as interest attributable to shareholders’ equity.

Consistent with Brazilian Corporation Law, our bylaws provide that an amount, equal to at least 25% of our net profits, as further adjusted pursuant to Article 202 of the Brazilian Corporation Law, must be distributed as mandatory dividends. The calculation of our net profits and allocations to reserves for any fiscal year are determined on the basis of our financial statements prepared in accordance with Brazilian Corporation Law. The participation of our directors and executive officers in any profit-sharing plan, if applicable, may not exceed 10% of our profits for our fiscal year.

While we are required under Brazilian Corporation Law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report to our annual shareholders’ meeting that the distribution is incompatible with our financial condition. Our fiscal council, if in operation, must review any suspension of mandatory dividends recommended by our management. In such case, our management would be required to submit a report to the CVM setting out the reasons for any suspension of dividends. Profits not distributed by virtue of such a suspension are allocated to a special reserve and, if they are not absorbed by any subsequent losses, are required to be distributed as dividends, as soon as our financial condition permits their distribution.

By decision of our board of directors, the mandatory dividends may be made in the form of interest attributable to shareholders’ equity, which is deductible when calculating our income tax and social contribution.

Dividends. We are required by Brazilian Corporation Law and by our bylaws, to hold an annual shareholders’ meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.

Any holder of shares on the date on which the dividend is declared is entitled to receive dividends. Under Brazilian Corporation Law, dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

Our bylaws do not require that we index the amount of any dividend payment to inflation.

Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on realized profits verified in semi-annual financial statements. The board of directors may also declare dividends based on financial statements prepared in shorter periods. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.

Interest Attributable to Shareholders’ Equity. Since January 1, 1996, Brazilian companies are permitted to pay interest attributable to shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and since 1998, for the purpose of social contribution tax. The amount of the deduction is limited to the greater of (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made and (2) 50% of our accumulated profits. The payment of interest attributable to shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest attributable to shareholders’ equity cannot exceed the TJLP (Taxa de Juros de Longo Prazo), the Brazilian long-term interest rate, for the applicable period. The amount distributed to our shareholders as interest attributable to shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of any applicable withholding tax, plus the amount of declared dividends is at least equivalent to the mandatory dividend amount.

Withdrawal Rights

Shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have withdrawal rights. According to Brazilian Corporation Law, a shareholder’s withdrawal rights may be exercised in the following circumstances, among others:

•                  spin-off (as described below);

•                  reduction in our mandatory dividends;

•                  change in our corporate purpose;

•                  our consolidation with or merger into another company;

•              merger of shares involving us, in accordance with article 252 of the Brazilian Corporation Law;

•              our participation in a centralized group of companies, as defined in Brazilian Corporation Law; or

•              the acquisition by us of the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of Brazilian Corporation Law.

However, under Brazilian Corporation Law, a spin-off will not trigger withdrawal rights unless, as a result:

•              there is a change of our corporate purpose, except to the extent that the principal business purpose of the entity to which the spun-off assets and liabilities were transferred is consistent with our business purpose;

•                  there is a reduction in our mandatory dividend; or

•              we are made part of a centralized group of companies, as defined in Brazilian Corporation Law.

In cases where we:

•                  merge into or consolidate with another company;

•                  participate in a centralized group of companies;

•              participate in a merger of shares in accordance with Article 252 of Brazilian Corporation Law; or

•              acquire the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of Brazilian Corporation Law,

our shareholders will not be given withdrawal rights if our shares: (1) are “liquid,” which means that they are part of the BOVESPA Index or an other traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50% of the type or class of shares that are being withdrawn.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of this period if we determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

Any shareholder that exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the refund value of the shares according to our most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting that gave rise to withdrawal rights.

Redemption

According to Brazilian Corporation Law, we may redeem our shares by a decision taken in an extraordinary shareholders’ meeting by shareholders representing at least 50% of our share capital. The share redemption may be paid with our profit, profit reserves or capital reserves.

If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis, the shares to be redeemed.

Preemptive Rights

Except as described below, each of our shareholders has a general preemptive right to participate in any issuance of new shares, convertible debentures and warrants, in proportion to its shareholding at such time, but the conversion of debentures and warrants into shares, the granting of options to purchase shares and the issuance of shares as a result of its exercise, are not subject to preemptive rights.

A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures and warrants is allowed for the exercise of the preemptive right, and the right may be transferred or disposed of for value. Under the terms of article 172 of Brazilian Corporation Law and our bylaws, our board of directors may exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into our shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company.

Mechanism to Promote Widespread Ownership of Our Shares

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of one small group of investors, in order to promote more widespread ownership of our shares.

To this end, these provisions require each shareholder that becomes the holder of 20% or more of our total capital stock to make a public tender offer in accordance with CVM and the BOVESPA regulations and the provisions of our bylaws, within 30 days of the acquisition of such holding, offering to buy all of our outstanding shares. Shareholders that become holders of 20% or more of our capital stock through beneficial ownership of our shares are also required to make a public tender offer.

These provisions are not applicable to shareholders who already hold 20% or more of our shares.

These provisions are also not applicable to shareholders that become holders of 20% or more of our shares as a result of (i) legal succession, provided that the shareholder sells any shares in excess of the 20% limit within 60 days of the event; (ii) the merger of another company into us; (iii) the merger of shares of another company by us; (iv) the acquisition of 20% or more of our shares through a primary offering which has been approved at a shareholders’ meeting duly called by our board of directors; provided that the share issue price has been set based on the economic value of the shares, as determined by a valuation report prepared by a specialized and independent firm.

Involuntary capital increases resulting from cancellation of treasury shares or capital reductions with cancellation of shares shall not be considered in the calculation of the 20% of total shares issued by us.

The public tender offer must be (i) directed to all our shareholders, (ii) made through an auction to take place at the BOVESPA, (iii) launched at a set price in accordance with the procedure set forth below, and (iv) paid upfront, in Brazilian currency. The price per share in the public tender offer shall be at least higher than: (i) the economic value determined in a valuation report; (ii) 135% of the issuance price of shares in any capital increase made by public distribution that occurred in the 24 months preceding the date on which the public offer becomes mandatory, as adjusted by the IPCA until payment; and (iii) 135% of the average trading price of our shares on the stock exchange on which our shares are most widely traded based on the average during the 30 days prior to the public offering.

In the event CVM regulations applicable to the public tender offer determine the adoption of a share price calculation criteria which results in a higher share price, the price set in accordance with the CVM regulations shall prevail.

The realization of the public tender offer does not exclude the right of another of our shareholders or, if the case may be, of our right to launch a competing public tender offer, in accordance with applicable regulations.

All shareholders that vote in favor of an amendment to the provisions of our bylaws, that result in the limitation of rights of shareholders to make the public tender offer or the elimination of such mechanism, are obligated to launch a public tender offer based on the existing rules.

Restriction on Certain Transactions by Controlling Shareholders, Directors and Officers

We, our controlling shareholders, members of our board of directors, executive officers and members of our fiscal council and members of any technical or advisory body or whomever which, by virtue of its title, duty or position in us, or in our controlling shareholders, controlled companies or affiliates, have knowledge of a material fact, and any other person who has knowledge of material information and knows it has not been disclosed to the market (including auditors, analysts, underwriters and advisers), are considered insiders, and must abstain from trading our securities, including derivatives based on our securities, prior to the disclosure of such material information to the market.

Such restriction will also apply:

•              to any of our former officers, directors or members of the fiscal council for a 6-month period, if any such officer, director or member of the fiscal council left office prior to disclosure of a material information occurred while in office;

•              if we intend to merge or combine with another company, consolidate, spin off part or all of our assets or reorganize, until such information is disclosed to the market;

•              to us, if an agreement for the transfer of our control has been executed, or if an option or mandate for such effect has been granted, until such information is disclosed to the market;

•              during the 15-day period before the disclosure of the quarterly and annual financial statements required by CVM; or

•              to the controlling shareholders, the officers, and members of the board of directors, whenever we, or any of our controlling companies, affiliates or companies subject to the same control, are in process of purchasing or selling shares issued by us.

Restriction on Certain Transactions Outside our Corporate Purposes

Brazilian Corporation Law forbids us to undertake any business practices inconsistent with our central corporate purpose and core business, including the granting of pledges, collateral, endorsement or any guarantees not related to our central corporate purpose, or contrary to our bylaws, except for those practices already in force, and any such practices will be null and void.

Arbitration

Any disputes or controversies relating to the listing rules of the Novo Mercado, our bylaws, Brazilian Corporation Law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at the Company’s headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the Rules of the Market Arbitration Chamber established by the BOVESPA. According to Chapter 12 of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes. Any shareholder that becomes holder of 5% or more of our total capital stock must agree to comply with the rules of the BOVESPA Arbitration Chamber within 30 days of the acquisition of the shares.

Going Private Process

We may become a private company by decision of our controlling shareholder or group of controlling shareholders only if we or our controlling shareholders conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of the Brazilian Corporation Law and the CVM regulations. The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares, as determined by a valuation report issued by a specialized firm.

The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares (excluding, for such purposes, the shares held by the controlling shareholder, its partner and any dependents included in the income tax statement, should the controlling shareholders be an individual, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our Board of Directors. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the controlling shareholder.

Shareholders holding at least 10% of our outstanding shares may require our management to call a special shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering. The shareholders who make such request as well as those who vote in its favor, must reimburse us for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public offering must be made at the higher price.

If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50% of our total capital stock or by a shareholder that is not a member of a group of shareholders (as defined in our bylaws), we must conduct the public tender offer, within the limits imposed by law. In this case, we may only purchase shares from shareholders that have voted in favor of us becoming a private company after purchasing all shares from the other shareholders that did not vote in favor of such deliberation and that have accepted the public tender offer.

Delisting from the Novo Mercado

At any time, we may delist our shares from the Novo Mercado, provided that shareholders representing the majority of our shares approve the action and that we give at least 30 days written notice to the BOVESPA. The deliberation must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not result in the loss of our registration as a public company on the BOVESPA.

If we delist from the Novo Mercado, by deliberation taken at a shareholders’ meeting, our controlling shareholder or group of controlling shareholder must conduct a public offering for the acquisition of our outstanding shares, within a period of 90 days, if we delist in order for our shares to be tradable outside the Novo Mercado, or within a period of 120 days, if we delist as a result of a corporate reorganization, in which the surviving company is not listed on the Novo Mercado. The price per share shall be equivalent to the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors, by an absolute majority of the votes of our outstanding shares of the shareholders present at the meeting (excluding, for such purposes, the shares held by the controlling shareholder, its partner and dependents included in the income tax statement, should the controlling shareholder be an individual, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholder.

If we are subject to widespread control, our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders that voted in favor of such deliberation must conduct a public tender offer for the acquisition of our shares.

Pursuant to our bylaws, we may also be delisted if the BOVESPA decides to suspend trading of our shares on the Novo Mercado due to our non-compliance with the Novo Mercado Regulations, in this case, the chairman of the board of directors must call a shareholders’ meeting, within two days of the determination by the BOVESPA, in order to replace all members of our board of directors. If the chairman of the board of’ directors does not call the shareholders’ meeting, any shareholder may do so. The new board of directors will be responsible for the compliance with the requirements that resulted in the delisting.

Additionally, if we delist from the Novo Mercado (i) as a result of our non-compliance with the Novo Mercado Regulations resulting from a deliberation taken at our shareholders’ meeting, the public tender offer must be conducted by the shareholders that voted in favor of the deliberation, or (ii) as a result of our non-compliance with the Novo Mercado Regulations resulting from acts of our management, we must conduct the public tender offer in order to become a private company, within the limits imposed by law.

According to the Novo Mercado Listing Regulations, in the event of a transfer of our shareholding control within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation.

If our shares are delisted from the Novo Mercado, we will not be permitted to have shares listed on the Novo Mercado for a period of two years after the delisting date, unless there is a change in the Company’s control after this delisting from the Novo Mercado.

Widespread Control

We will be subject to widespread control in case we are controlled by a holder representing less than 50% of our total capital stock or by holders not belonging to a group of shareholders (as defined in our bylaws). Pursuant to our bylaws, such shareholders are not considered controlling shareholders for, among others, the following purposes:

•              in case we become a private company, we must conduct the public tender offer, within the limits imposed by law, at the economic value determined by a valuation report prepared by a specialized firm. In this event, we may only purchase shares from shareholders that have voted in favor of the decision to go private after purchasing all shares from the other shareholders that did not vote in favor of such deliberation and that have accepted the public tender offer.

•              in case of our delisting from the Novo Mercado by deliberation of shareholders, the shareholders who have voted in favor of the delisting must conduct the public tender offer at the economic value determined by a valuation report prepared by a specialized firm;

•              in case of our delisting from the Novo Mercado as a result of our non-compliance with the Novo Mercado Regulations, shareholders who have voted in favor of the deliberation which resulted in the non-compliance must conduct the public tender offer at the economic value determined by a valuation report prepared by a specialized firm, except if the non-compliance resulted from an act of our management, in which event we shall conduct the public tender offer, within the limits imposed by law.

In case we are subject to widespread control, our bylaws establish a differentiated process for the election of members of the fiscal council. In such event two seats on the fiscal council are secured for each shareholder or group of shareholders who, respectively, hold at least 10% of our total capital stock.

Change of Control

According to the rules of the Novo Mercado, the sale of control of the Company, in one transaction or in a series of transactions must (1) be consummated when trading for shares are suspended or traded subject to a general resolution and (2) contemplate an obligation by the acquirer to complete, within 90 days, a public tender offer for the acquisition of all other outstanding shares on the same terms and conditions granted to the selling controlling shareholder.

A public offering is also required:

•              when there is a significant assignment of share subscription rights or rights of other securities convertible into our shares, which results in the transfer of control of the Company;

•                  in case of an indirect transfer of our control; and

•              when an existing shareholder acquires control in the context of a private transaction. In this case, the acquiring shareholder must (1) complete a public tender offer for the acquisition of our remaining shares on the same terms and conditions offered to the selling shareholder and (2) reimburse the counterparties from whom it has acquired our shares on the stock exchange in the six-month period preceding the transaction which resulted in a change in control. The reimbursement amount corresponds to the positive difference between the price paid to the selling shareholder in the transaction that resulted in a change of control and the adjusted price paid in the transactions carried out on the BOVESPA during this six-month period.

In the event we are subject to widespread control, the shareholder that acquires our control will only be obligated to conduct a public tender offer to acquire our remaining shares if there is a sale of an amount of shares of our capital stock that entitles the acquiring shareholder to, directly or indirectly, in fact or for legal purposes effectively control our business and orient our management. Such situations must be analyzed on a case-by-case basis. The change of control concept provided for in our bylaws and the situations in which the acquiring shareholder is required to make a public tender offer, includes and may be broader than the concepts and situations provided for in the Brazilian Corporation Law and in the Novo Mercado Listing Regulations.

The acquirer, if applicable, must take all necessary measures to reconstitute the minimum 25% free float within six months of the acquisition.

The controlling shareholder shall not transfer our shares held by it to the purchaser of control of the Company, and we shall not register the transfer of such shares, if the purchaser fails to execute the Terms of Consent of the Novo Mercado Regulations and the Rules of the Market Arbitration Chamber established by the BOVESPA.

Public Tender Offers

Pursuant to our bylaws, if more than one of the requirements to conduct a public tender offer is satisfied at the same time, we or our shareholders, as the case may be, may decide to conduct one single public tender offer, provided it is possible to follow the procedures required for both public tender offers and, provided, further, that there is no prejudice to the beneficiaries of the public tender offer and that, when necessary, CVM authorization is obtained.

Additionally, our bylaws allow any shareholder or third party and, if the case may be, ourselves to conduct public tender offers on our behalf or on the behalf of the shareholder who would otherwise be required to launch the public tender offer. We or the controlling shareholder, as the case may be, are responsible for conducting the public tender offer until it is concluded, in accordance with the applicable rules.

Suspension of Rights of Acquiring Shareholder for Violation of our Bylaws

In the event an acquiring shareholder violates the provisions of our bylaws regarding the need to conduct a public tender offer as a result of a change of our control or of the purchase of shares representing 20% or more of our capital stock, the rights of such acquiring shareholder will be suspended by deliberation at our shareholders’ meeting. If such a violation occurs, we must hold a shareholders’ meeting and the acquiring shareholder will not be entitled to vote at such meeting.

Purchases of Our Shares by Our Company

Our bylaws entitle our board of directors to approve the acquisition of our shares. The acquisition of our shares for cancellation or maintenance in treasury may not, among other actions:

•                  result in a reduction of our share capital;

•              require the use of resources greater than our retained earnings or reserves (other than the legal reserve, unrealized profit reserve, revaluation reserve, and special mandatory dividend reserves) recorded in our most recent balance sheet;

•              create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice as a result of any action or omission;

•              be conducted during the course of a public offering for the purchase of our shares; or

•              be used to purchase shares not fully paid or held by our controlling shareholder.

The decision to purchase our own shares must be taken by the board of directors, which shall specify (i) the purpose of the transaction; (ii) the amount of shares to be purchased; (iii) the period in which we will proceed with such purchases, not to exceed 365 days; (iv) the amount of the free-float of our shares; and (v) the financial institutions that will act as intermediaries for such purchases.

We cannot hold in treasury more than 10% of our total outstanding shares, including the shares held by our subsidiaries and affiliates.

Any acquisition of our shares by the Company itself must be made on a stock exchange unless prior approval for the acquisition outside a stock exchange is obtained from the CVM. The purchase price of any such shares may not exceed its market price. We also may purchase our own shares for the purpose of going private. Moreover, subject to certain limitations, we may acquire or issue put or call options related to our shares.

Reporting Requirements

We are subject to the reporting requirements established by Brazilian Corporation Law and the regulations of the CVM. Also, as a result of our listing on the Novo Mercado, we must meet the information requirements set forth in the reporting requirements of the Novo Mercado.

Information Required by CVM

Brazilian securities regulations require that a publicly held corporation must provide CVM and the relevant stock exchanges with the following periodic information:

•              financial statements prepared in accordance with Brazilian GAAP and related management and auditors’ reports, within 3 months from the end of its fiscal year or on the date in which its is published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on standard form containing relevant financial information derived from our financial statements required to be filled out by us and filed with CVM);

•              notices of our annual shareholders’ meeting, on the same date of its publication;

•              summary of the decisions taken in the annual general shareholders’ meeting, on the day the meeting is held;

•              copy of the minutes of the annual shareholders’ meeting, within 10 days from its occurrence;

•              Informações Anuais — IAN (a report on standard form containing our relevant corporate, business, and selected financial information), within a month from the date of the annual general shareholders’ meeting, whichever occurs first; and

•              Informações Trimestrais — ITR (a report on standard form containing our relevant quarterly corporate, business and financial information), together with a limited review report issued by our independent auditor, within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to the public if it occurs within 45 days from the end of the relevant quarter.

In addition to the foregoing, we must also file with the CVM and the BOVESPA the following information:

•              notice of our extraordinary or special shareholders’ meetings, on the same date in which it is published;

•              summary of the decisions taken at our extraordinary or special shareholders’ meetings, on the next following day;

•              minutes of our extraordinary or special shareholders’ meetings, within ten days from the date in which the meeting occurred;

•              copy of shareholders’ agreement on the date in which it is filed with us;

•              any press release giving notice of material facts, on the same date it is published in the press;

•              information on any filing for corporate reorganization (concordata), the reason for such filing, special financial statements prepared for obtaining a legal benefit, and, if applicable, plan for payment of’ holders of debentures, as well as copy of any judicial decision granting such request, on the same date it is filed and on the date we take notice of it, respectively; and

•              copy of any judicial decision granting a bankruptcy request and appointment of a bankruptcy trustee, on the date we take notice of it.

Information Required by the BOVESPA from the Companies listed on the Novo Mercado

Besides the disclosure obligations mandated by corporate law and the CVM, we also must observe the following additional disclosure requirements:

•              no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash flow statement which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operational, finance and investment cash flows;

•              as from the date in which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than 4 months after the end of the fiscal year: (1) release our annual financial statements and consolidated financial statements in accordance with U.S. GAAP or the rules of the International Financing Reporting Standards or IFRS in reais or U.S. dollars, in the English language, together with the management’s reports, the notes to the financial statements, and including information on net profits and net worth calculated at the end of such fiscal year in accordance with Brazilian GAAP as well as management proposal for allocation of net profits and our independent auditors’ report; or (2) disclose, in the English language, the complete financial statements, management reports and notes to the financial statements, prepared in accordance with Brazilian Corporation Law, accompanied by an additional explanatory note regarding the reconciliation of year-end results and net worth calculated in accordance with the Brazilian GAAP and the U.S. GAAP or IFRS, as the case may be. which must include the main differences between the accounting principles used, and by the independent auditors’ report; and

•              as from the date in which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (I) disclose, in its entirety, our quarterly financial information translated into the English language or (2) disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ report.

Due to the listing of our shares on the Novo Mercado, we must disclose the following information, within the terms set forth in the Novo Mercado Regulations, together with our quarterly information (Informações Trimestrais):

•              our consolidated balance sheet, consolidated income statement, and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year end;

•              any direct or indirect ownership interest exceeding five percent of our capital stock, looking through to any ultimate individual beneficial owner;

•              the number and characteristics of our shares held directly or indirectly by our controlling shareholders, members of our board of directors, board of executive officers and fiscal council;

•              changes in the numbers of our shares held by the controlling shareholders, members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

•              our cash flow statement and consolidated cash flow statement, together with an explanatory note thereto; and

•              the number of free float shares, and their percentage in relation to the total number of issued shares.

Information relating to the ownership interest exceeding five percent of our capital stock, number and characteristics of the Company’s shares directly or indirectly held by the controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, as well as the number of free float shares and their respective percentage in relation to the total of shares issued must also be included in the Company’s annual report (Informações Anuais — IAN) in the section “Additional information deemed relevant by the Company.”

Information regarding any trading carried out by our controlling shareholders, members of our board of directors, our board of executive officers or members of our fiscal council

Pursuant to the rules of the Novo Mercado, each of our controlling shareholders, officers, directors, and members of the fiscal council must disclose to us and we shall inform BOVESPA regarding information in connection with the total amount and characteristics of securities owned, directly or indirectly, by them issued by us, or any derivatives referenced in such securities, as well as any subsequent trading of such securities and derivatives. In case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement of such controlling shareholder, officer, director or member of the fiscal council. This information must be communicated to the BOVESPA within 10 days following the end of each month.

CVM regulations require our officers, directors, members of the fiscal council, and of any other technical or advisory body to disclose to us, to the CVM and to the BOVESPA, the total amount, the characteristics and form of acquisition of securities issued by us, listed companies under our control or by our listed controlling shareholders, including derivative referenced in such securities, that are held by each of them, as well as any change in such investments. in case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement and companies controlled directly or indirectly by such person.

Information regarding the acquisition of our shares must be provided to the CVM and to the BOVESPA immediately upon taking office and within a period of 10 days of the end of the month in which these securities were traded. In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity, or group of persons acting jointly, that holds directly or indirectly 5% or more of our shares, must provide to us, the CVM and the BOVESPA the following information:

•                  the name and qualification of the person providing the information;

•              amount, price, type, and/or class, in the case of acquired shares, or characteristics, in the case of securities;

•              form of acquisition (private placement, purchase through a stock exchange, among others);

•                  reason and purpose of the acquisition; and

•              information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities,

According to the Novo Mercado listing agreement, in case we are subject to widespread control, the selling shareholder will only be required to provide the information listed above while holding 10% or more of our total capital stock and only during the first six months from the date of publication of the announcement of commencement of the offering.

The disclosure requirement referred to above will also apply to any person, or group of persons acting jointly, holding participation equal to or in excess of five percent, each time such person increases or decreases its participation in our shares by an amount equal to 5% of our shares.

Disclosure of Material Developments

According to Law No. 6,385, of December 7, 1976 and subsequent amendments, and the rules published by the CVM, we must disclose any material development related to our business to the CVM and to the BOVESPA and must publish a notice of the material development. A development is deemed to be material if it impacts the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities.

Under special circumstances, we may request confidential treatment of certain material developments from the CVM, when our management believes that public disclosure could result in adverse consequences to us.

Trading on Stock Exchanges

Our shares will trade on the Novo Mercado segment of the BOVESPA, which is a not-for-profit entity owned by its member brokerage firms. Trading on the BOVESPA is carried out by member brokerage firms. The CVM and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Settlement of transactions on the BOVESPA occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of an independent clearinghouse. The clearinghouse for BOVESPA is the CBLC. The CBLC is the central counterparty for transactions effected on the BOVESPA, carrying out multi-party settlement for financial obligations and securities transfers. Under the regulations of the CBLC, financial settlement is carried out through the Reserve Transfer System of the Central Bank (Sistema de Transferência de Reservas). The settlement of trades of shares is carried out in the custodial system of the CBLC. All deliveries against final payment are irrevocable.

Regulation of Foreign Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our common shares, on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in Resolution 2,689 and CVM Instruction No. 325.

With certain limited exceptions, Resolution 2,689 investors (1) are permitted to carry out any type of transaction in Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market but (2) may not transfer the ownership of investments made under Resolution 2,689 to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market.

In order to become a Resolution 2,689 investor, an investor residing outside Brazil must:

•              appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and procedures with the Central Bank and the CVM. If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;

•                  complete the appropriate foreign investor registration form;

•                  register as a foreign investor with the CVM;

•                  register the foreign investment with the Central Bank;

•                  appoint a tax representative in Brazil; and

•              obtain a taxpayer identification number from the Brazilian federal tax authorities.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions on the BOVESPA or in organized over-the-counter markets licensed by the CVM.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver the ADRs in respect of our common stock. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent two common shares (or a right to receive two common shares) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

Investors may hold ADSs either directly (by having an ADR registered in their name) or indirectly through their broker or other financial institution. If an investor holds ADSs directly, it is an ADR holder (a “holder” and “holders”). This description assumes a holder holds its ADSs directly. If it holds the ADSs indirectly, a holder must rely on the procedures of its broker or other financial institution to assert the rights of ADR holders described in this section. Holders should consult with their brokers or financial institutions to find out what those procedures are.

We will not treat holders as one of our shareholders and holders will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the common shares underlying the ADSs. As a holder of ADRs, holders will have ADR holder rights. A deposit agreement among us, the depositary and ADR holders, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, holders should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will holders receive dividends and other distributions on the shares?

The depositary has agreed to pay to holders the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses described below. Holders will receive these distributions in proportion to the number of common shares their ADSs represent.

•

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid and will not invest the foreign currency. The depositary will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, holders may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell common shares, which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares.

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Rights to purchase additional common shares. If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to holders. If the depositary decides it is not legal and practical to make the rights available, but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, holders will receive no value for them.

If the depositary makes rights to purchase common shares available to holders, it will exercise the rights and purchase the common shares on holders’ behalf. The depositary will then deposit the shares and deliver ADSs to holders. The depositary will only exercise rights if a holder pay it the exercise price and any other charges the rights require holders to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing common shares purchased upon exercise of rights. For example, holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. The depositary will send to holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to holders unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, common shares, rights or anything else to ADR holders. This means that holders may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to holders.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if a holder or its broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names a holder requests and will deliver the ADRs at its office to the persons requested.

How do ADS holders cancel ADSs and obtain shares?

If a holder surrenders ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the surrendered ADSs to such holder or a person it designates at the office of the custodian. Or, at such holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do you vote?

Holders may instruct the depositary to vote the shares underlying their ADRs. If we ask for instructions, the depositary will notify holders of the upcoming vote and arrange to deliver our voting materials to the holders. The materials will describe the matters to be voted on and explain how holders may instruct the depositary to vote the shares or other deposited securities underlying their ADRs as they direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Brazilian law and the provisions of our bylaws, to vote or to have its agents vote the shares or other deposited securities as a holder instructs. Otherwise, holders will not be able to exercise their rights to vote unless they withdraw the shares. However, a holder may not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify holders of upcoming votes and ask for their instructions.

Fees and Expenses

Persons depositing preferred shares or ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	• Any cash distribution to holders

A fee equivalent to the fee that would be payable if securities distributed to holders had been common shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

$.02 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of $.02 per ADS during the year) (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)

• Depositary services

Registration or transfer fees	• Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when a holder deposits or withdraws common shares.

Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or common share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Brazilian market

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders any proceeds, or send to holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our common shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the common shares that are not distributed to holders

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without holders’ consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise holders that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver common shares and other deposited securities upon cancellation of ADRs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•                  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•                  are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•                  are not liable if either of us exercises discretion permitted under the deposit agreement;

•                  have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

•                  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

 In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of common shares, the depositary may require:

•                  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•                  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•                  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

 The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Holders’ Rights to Receive the Common Shares Underlying their ADRs

 Holders have the right to surrender their ADSs and withdraw the underlying common shares at any time except:

•                  When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our common shares.

•                  When a holder owes money to pay fees, taxes and similar charges.

•                  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

 The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying common shares. This is called a pre-release of the ADSs. The depositary may also deliver common shares upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying common shares are delivered to the depositary. The depositary may receive ADRs instead of common shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the common shares or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. We intend to limit pre-release at our discretion.

ITEM 2. EXHIBITS

Exhibit No.	Exhibit

3.(ii)	Bylaws of the Company (English Translation)

4.1

Deposit Agreement among Perdigão S.A., The Bank of New York, as Depositary and the Owners and Beneficial Owners of American Depositary Receipts, dated as of July 17, 1997, as amended and restated as of June 26, 2000 and as further amended and restated as of September 28, 2000 (such agreement is incorporated herein by reference to the Registration Statement on Form F-6, registration number 333-12534, as filed with the SEC on September 14, 2000)

99.1	Rules of the Novo Mercado

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration to be signed on its behalf by the undersigned, thereto duly authorized.

PERDIGÃO S.A.

Date: March 24, 2006

By:	/s/ Nildemar Secches
Name: Nildemar Secches
Title: CEO

By:	/s/ Wang Wei Chang
Name: Wang Wei Chang
Title: CFO

INDEX TO EXHIBITS

Exhibit No.	Exhibit

3.(ii)	Bylaws of the Company (English Translation)

4.1

Deposit Agreement among Perdigão S.A., The Bank of New York, as Depositary and the Owners and Beneficial Owners of American Depositary Receipts, dated as of July 17, 1997, as amended and restated as of June 26, 2000 and as further amended and restated as of September 28, 2000 (such agreement is incorporated herein by reference to the Registration Statement on Form F-6, registration number 333-12534, as filed with the SEC on September 14, 2000)

99.1	Rules of the Novo Mercado